Titan Medical Announces Achievement of all Second Quarter 2018 SPORT
Surgical System Development Milestones

TORONTO, July 09, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (NASDAQ:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), announces the achievement of all second quarter 2018 development milestones for its SPORT Surgical System.

The Company previously provided expectations for incremental milestones as it develops its single-port robotic surgery system. Key achievements during the second quarter included:

•	Creation of prototypes of improved workstation controls
•	Testing of the prototypes and the procurement of confirmatory feedback from surgeons
•	Completion of software and hardware change requirements
•	Finalization of computer and software architecture for production systems
•	Demonstration of satisfactory performance of lens wash system and revised instruments

“We are proud of the considerable recent progress we have made in the development and refinement of our single-port robotic surgery system. Based on insights gained from previously completed feasibility studies, we have completed key advancements on the SPORT system to ensure that upon launch we will have an efficacious surgical system and a commercially competitive product that addresses surgeon concerns and fulfills their wish lists,” said David McNally, Titan’s chief executive officer. “We have met all of our first and second quarter 2018 expectations. Our team is now focused on meeting all milestones for the rest of the year, with more than 80 contract engineers developing advanced software and hardware while continuing to strengthen our IP position.”

Mr. McNally continued, “The engineering of the instruments has accelerated, and the results of recent laboratory demonstrations of design revisions are encouraging. At our Annual General Meeting on June 14th, we showcased videos of the lens wash system and an earlier generation of instruments in use during recent preclinical studies. Maintaining a clear high-definition field of view is vital for the practical conduct of surgery. We have posted to our website a video of the entire meeting.”

The video of management presentations of the Annual General Meeting can be found at
https://titanmedicalinc.com/investors/agm-information/.

About Titan
Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com